CUSIP No. 31680Q104	13D	Page 1 of 16

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 1)

58.com Inc.

(Name of Issuer)

American Depositary Shares (ADS), each representing

Two Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

31680Q104

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31680Q104	13D	Page 2 of 16

(Continued on following pages)

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
19,786,962 ordinary shares* (“shares”) (represented by 9,893,481 American Depositary Shares (“ADSs”)), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
19,786,962 shares* (represented by 9,893,481 ADSs), except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,786,962
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.6%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 19,786,962 Class B ordinary shares held directly by DCM V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 19,786,962 Class B ordinary shares held by DCM V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 12.1%.

CUSIP No. 31680Q104	13D	Page 3 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
482,830 shares* (represented by 241,415 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
482,830 shares* (represented by 241,415 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 482,830
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 482,830 Class B ordinary shares held directly by Aff V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 482,830 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 0.3%.

CUSIP No. 31680Q104	13D	Page 4 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,269,792 shares* (represented by 10,134,896 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V and 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
20,269,792 shares* (represented by 10,134,896 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V and 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,269,792
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 20,269,792 Class B ordinary shares held indirectly by GP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 19,786,962 Class B ordinary shares held by DCM V and the 482,830 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 12.4%.

CUSIP No. 31680Q104	13D	Page 5 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,269,792 shares* (represented by 10,134,896 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V and 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole voting power with respect to such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
20,269,792 shares* (represented by 10,134,896 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V and 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,269,792
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%*
12	TYPE OF REPORTING PERSON* OO

* Consists of 20,269,792 Class B ordinary shares held indirectly by UGP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 19,786,962 Class B ordinary shares held by DCM V and the 482,830 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 12.4%.

CUSIP No. 31680Q104	13D	Page 6 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 shares* (represented by 882,353 ADSs), except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 shares* (represented by 882,353 ADSs), except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON* PN

* Consists of 1,764,706 Class A ordinary shares held directly by Hybrid Fund.

CUSIP No. 31680Q104	13D	Page 7 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON* PN

* Consists of 1,764,706 Class A ordinary shares held indirectly by Hybrid Fund DGP.

CUSIP No. 31680Q104	13D	Page 8 of 16
1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole voting power with respect to such shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON* OO

* Consists of 1,764,706 Class A ordinary shares held indirectly by Hybrid Fund UGP.

CUSIP No. 31680Q104	13D	Page 9 of 16

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		22,034,498 shares* (represented by 11,017,249 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V, 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER

22,034,498 shares* (represented by 11,017,249 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V, 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,034,498
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.0%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 19,786,962 Class B ordinary shares held directly by DCM V, 482,830 Class B ordinary shares held directly by Aff V and 1,764,706 Class A ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 19,786,962 Class B ordinary shares held by DCM V and the 482,830 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 13.5%.

CUSIP No. 31680Q104	13D	Page 10 of 16

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		22,034,498 shares* (represented by 11,017,249 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V, 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		22,034,498 shares* (represented by 11,017,249 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V, 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,034,498
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.0%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 19,786,962 Class B ordinary shares held directly by DCM V, 482,830 Class B ordinary shares held directly by Aff V and 1,764,706 Class A ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 19,786,962 Class B ordinary shares held by DCM V and the 482,830 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 13.5%.

CUSIP No. 31680Q104	13D	Page 11 of 16
1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
22,034,498 shares* (represented by 11,017,249 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V, 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
22,034,498 shares* (represented by 11,017,249 ADSs), of which 19,786,962 shares (represented by 9,893,481 ADSs) are directly owned by DCM V, 482,830 shares (represented by 241,415 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,034,498
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.0%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 19,786,962 Class B ordinary shares held directly by DCM V, 482,830 Class B ordinary shares held directly by Aff V and 1,764,706 Class A ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 19,786,962 Class B ordinary shares held by DCM V and the 482,830 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 13.5%.

CUSIP No. 31680Q104	13D	Page 12 of 16

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON* IN

* Consists of 1,764,706 Class A ordinary shares held directly by Hybrid Fund.

CUSIP No. 31680Q104	13D	Page 13 of 16

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on November 8, 2013 (the “Original Schedule 13D”), and is being filed to report the sale by certain of the Reporting Persons of the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of 58.com Inc., a Cayman Islands limited liability company (the “Company”), in the Company’s secondary public offering on March 28, 2014 (the “Secondary Sale”) of an aggregate 789,474 ADSs. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

On March 28, 2014, DCM V and Aff V converted 1,578,948 in the aggregate of their Ordinary Shares into 789,474 ADSs which were sold as described in Item 5.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. References to percentages of ownership of Ordinary Shares in this Amendment No. 1 are based upon 162,876,693 Ordinary Shares stated to be outstanding as of the completion of the offering described in that certain prospectus dated March 28, 2014.

(c) There were no transactions by the Reporting Persons of the Company’s Ordinary Shares or ADSs during the past 60 days other than the Secondary Sale described below.

Name	Date	Number of ADSs Sold*	Gross Sales Price

DCM V, L.P.	3/28/14	770,669	US$38 per ADS*

DCM Affiliates Fund V, L.P.	3/28/14	18,805	US$38 per ADS*

*Each ADS represents two Ordinary Shares.

CUSIP No. 31680Q104	13D	Page 14 of 16

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is amended to add the following final paragraph:

In connection with the Company’s follow-on public offering, certain of the Reporting Persons, together with other existing shareholders, the underwriters, and officers and directors of the Company, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, such Reporting Persons agreed that they will not offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of, directly or indirectly, any ADSs or Ordinary Shares, except for the ADSs sold by such Reporting Persons under the Underwriting Agreement, if any, or securities convertible into or exchangeable or exercisable for any ADSs or Ordinary Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any ADSs or Ordinary Shares, whether any such aforementioned transaction is to be settled by delivery of any ADSs or Ordinary Shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the underwriter representatives for a period of 90 days after the public offering date set forth on the final prospectus of the Company used to sell the ADSs. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Annex A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on March 26, 2014 (the “F-1”) and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is amended to add the following Exhibits:

EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Annex A of Exhibit 1.1 of the Company’s F-1).

CUSIP No. 31680Q104	13D	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2014

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INTERNATIONAL V, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

CUSIP No. 31680Q104	13D	Page 16 of 16

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN